Exhibit 21.1

IAA, INC. SUBSIDIARIES LIST

Name	Jurisdiction of Incorporation or Organization
Axle Holdings Acquisition Company LLC	Delaware
Axle Holdings, Inc.	Delaware
IAA Acquisition Corp.	Delaware
IAA Holdings, Inc.	Delaware
Insurance Auto Auctions Corp.	Delaware
Insurance Auto Auctions of Georgia, LLC	Georgia
IAA Services, Inc.	Illinois
Insurance Auto Auctions, Inc.	Illinois
Automotive Recovery Services, Inc.	Indiana
Auto Disposal Systems, Inc.	Ohio
Decision Dynamics, LLC	South Carolina
Insurance Auto Auctions Tennessee LLC	Tennessee
Impact Texas, LLC	Texas
1206397 B.C. Unlimited Liability Company	British Columbia
Impact Auctions Sudbury Ltd.	Ontario
Impact Auto Auctions Ltd.	Ontario
Suburban Auto Parts Inc.	Ontario
1st Interactive Design Limited	United Kingdom
Gilbert Mitchell Holdings Limited	United Kingdom
Gilbert Mitchell Limited	United Kingdom
HBC Vehicle Services Limited	United Kingdom
IAA International Holdings Limited	United Kingdom
IAA UK Holdings Limited	United Kingdom